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Women-owned
Dynamic Jack

Cannabis Business

Albuquerque, NM 87102
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
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THE PITCH
Dynamic Jack is seeking investment to build its cannabis business.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INTRODUCING DYNAMIC JACK: A VISION FOR GROWTH AND OPPORTUNITY IN NEW MEXICO'S CANNABIS SECTOR.

With an experienced team, a beautiful and strategic location, and a recognizable brand, Dynamic Jack is poised to become a leader in the New Mexico cannabis space. We've already raised over $900K and we're raising additional funds to complete the build-out of our outdoor cultivation and to purchase our indoor greenhouse

We began our first outdoor grow in May with the first harvest expected in early August.
We have 140 acres of centrally located land, making both distribution and eventual on-site sales and consumption easy: 1 hour from Albuquerque; 1 hour from Santa Fe; 2 hours from Taos and, importantly, 3-4 hours to Texas border cities where Texas consumers cross the border to make cannabis product purchases.
Our land is designated as an opportunity zone, with water rights and endless expansion opportunities. Potential lease and water rights income can further de-risk the opportunity.
We're starting with outdoor cultivation, but our business plan includes an indoor greenhouse cultivation facility, a manufacturing facility (kitchen/lab to make concentrates and edibles), a beautiful outdoor event and camping space for on-site consumption, events, and rentals, as well as retail locations both on-site and around the state of New Mexico.
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RUDE GIRL GOODIES
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CANNABIS IN NEW MEXICO

DJ's experienced team will service not just the population of New Mexico but also the population that lives near the 500 miles of Texas border, making the available cannabis market one of the biggest in the country. A relatively easy licensing process, low tax burden, and high demand make New Mexico an excellent opportunity for industry growth both now and in the future, when cannabis is legal and New Mexico is one of the best and most affordable places in the country to grow cannabis.

Unlimited license structure means quicker revenue and eliminates costly delays brought on by litigation (see, e.g., Illinois and New Jersey). This can also decrease overhead, like security.
Border with Texas, the second most populous state after California with 29M people, provides enormous revenue potential as well as New Mexico's continued growth as a tourist destination.
Pre-Covid, the number of visits to New Mexico increased to 38M visits in 2019 from 34M in 2015. Based on post-recreational cannabis tourism statistics in Colorado, NM can expect over 3M non-residents will purchase cannabis during NM's first full year of social use sales - this is more than the entire population of NM.
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BUSINESS MODEL

With multiple revenue streams, we're building a sustainable foundation for the DJ brand. We'll be generating revenue from cultivation right away, and water rights and leasing income will provide a baseline of revenue as we build out additional lines of business across cultivation, manufacturing, retail, and consumption.

Cultivation | 13k sq.ft. greenhouse with 8400 sq. ft. canopy, phased plan expands to 20k plants, using combination of outdoor and indoor unsealed grows
Wholesale & Dispensary | DJ OG products like flower and vapes, and Rude Girl Goodies licensed edibles brand
On-site Consumption | DJ Ranch will be a low-cost, high-reward way to host individuals in our beautiful space for event
Leasing land & water rights | Our location provides an opportunity to generate revenue outside of cannabis by leasing out land and water access
VISION: ON-SITE CONSUMPTION AND RETAIL

We aim to manufacture our line of edibles, Rude Girl Goodies (infused "sister" brand to Rude Boy Cookies, a well-known and much-loved bakery in Albuquerque), on-site. We'll also build out DJ Ranch, a tourism/occasion-focused low-cost outdoor consumption area adjacent to cultivation with an on-site dispensary. These additional revenue streams will help fuel our growth while providing multiple brand touch-points to build loyalty with customers.

DJ OG Products: flower, pre-rolls, vapes and edibles
Rude Girl Goodies edibles: chocolates, gummies, cookies, ice cream
DJ Ranch: "Bud and Breakfast;" bachelor/ette parties, birthdays, concerts
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RUDE GIRL GOODIES PACKAGING
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THE INVESTMENT OPPORTUNITY: BUILDING OUT DYNAMIC JACK CULTIVATION

Funds raised will go directly towards the greenhouse and manufacturing facility (with kitchen, lab and employee/office space) build-out so that we can hit our cultivation goals. This phased plan expands to 20k plants, using a combination of outdoor and indoor unsealed grows. We expect to have an operational greenhouse by February of 2023, if not sooner.

We began growing outdoor use in May 2022, with first harvests expected at the end of July/early August and a second harvest in September 2022. Post-harvest, we will sell our "biomass" and/or begin creating our line of edibles, vapes and concentrates.
Construction of greenhouse & headhouse begins in Q4 2022, completing construction by February of 2023.
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THE TEAM
Ali Jubelirer
CEO

Ali Jubelirer is an entrepreneurial, results-oriented attorney with over 22 years of experience as both internal and external counsel, most recently having served as General Counsel for Revolution Global, an Illinois-based cannabis multi-state operator. Ali currently maintains a robust legal, compliance and HR consulting business under the name Shiv & Bones, and counts among her clients: Audacious, a multi-state cannabis operator founder by ex-Aurora CEO, Terry Booth; AeroPay, a cashless payment provider serving the cannabis industry; and several other cannabis and non-cannabis tech companies, including Enova, G2, Grown In and Primary Health. In addition, Ali co-founded CannaMatch in August 2021, a company connecting cannabis licensees to trusted service providers in the industry.

Prior to entering the cannabis industry, Ali spent almost eight years at Groupon in a variety of roles, culminating with her position as VP & Deputy General Counsel and Chief Compliance Officer. Prior to Groupon, Ali spent six years at Tribune Company as in-house counsel, and prior to that, Ali worked as an associate for five years at Seyfarth Shaw LLP, where she concentrated her practice on employment litigation.

Along with her legal skills, Ali brings a wealth of experience both in private and publicly-traded companies and also building policies, programs, processes and teams from the ground up in a start-up environment. Ali received her B.A. from The Pennsylvania State University Honors Program and attended law school at Loyola University Chicago School of Law. She is a certified Compliance and Ethics Professional (CCEP) and also holds a Senior Professional Human Resources (SPHR) certification.

Ali is passionate about supporting women and has an extensive network that allows her to make connections, big and small, to help support women in the legal industry. Ali also founded and runs the GC Cannabis Forum, where general counsels at cannabis MSOs across the country meet monthly to discuss topics impacting their practice. Most recently, Ali has turned her attention to cannabis investment opportunities, and has invested in Happi, a THC beverage company; Jane Technologies, an eCommerce solution for cannabis dispensaries; and Prosperity Farms, a cannabis cultivator in Lesotho, Africa.

In her spare time, you can find Ali taking walks in the City of Chicago, where she lives with her husband, two wonderful kids (for whom her company is named) and beloved dog, Bamba.

Ari Greenwald
COO

Ari Greenwald is an accomplished entrepreneur and manufacturing executive with recognized achievements in team development, continuous improvement, quality, and growth. He is a value-based leader, internally motivated to create large-scale impact and an empowered workforce.

Ari brings over 17 years of manufacturing experience in the automotive, food, and cannabis industries. Most recently, Ari founded Growing Green Problem Solving LLC, an independent consulting firm focused on operations, strategy, and efficiency. Ari also serves as a Board Director with WomenCann, an Ohio-based non-profit. Prior, Ari led the Cresco Labs cultivation site in Yellow Springs, Ohio, growing the top line by over 3,000%. In this role, he led teams through a turnaround and major growth phase in the Ohio cannabis market. Concurrent with that role, Ari served in an advisory capacity for the Village of Yellow Springs and was a Board Director with the Yellow Springs Chamber of Commerce.

Ari holds degrees in Mechanical and Industrial Engineering from Kettering University in Flint, Michigan, where he received the Sobey Scholar Medal upon graduation. He also graduated with his Executive MBA from Northwestern University's Kellogg School of Management. Having used prescription drugs for over 30 years, Ari saw first-hand how cannabis can change someone's life. Ari is now prescription-free with the help of medical cannabis and is an industry advocate, having spoken publicly on various panels including: "Cannabis as Medicine" (Arthur Morgan Institute for Community Solutions Conference, November 1, 2019); "Clearing the Smoke: A Discussion on Cannabis" (The Athletic Club of Columbus, September 18, 2019) and "The State of the Cannabis Industry (Lawrence, Evans & Co. LLC and Benesch Law, October 2019), among other speaking engagements.

Dick Wilkinson
CAO

Dick Wilkinson is a retired Army Warrant Officer and entrepreneur. After 20 years serving as an intelligence program director in the Army, Dick spent 3 years as a tech executive with the New Mexico Supreme Court where he managed 65 employees and an annual budget of $12M.

Dick now owns his own cybersecurity startup and is an independent consultant with a focus on cyber risk and government administration. He is also a member of the Forbes Technology Council, an invitation-only organization comprised of leading CIOs, CTOs and technology executives.

Dick has been a longtime political advocate for veterans and cannabis patients, helping to shape the discourse on emerging policy and laws in New Mexico. Dick ran for state senate, with cannabis legalization as part of his platform. Dick also established a volunteer and mentoring organization, The New Mexico Veterans Cannabis Alliance (NMVCA), to help veterans create businesses in the New Mexico cannabis industry. The NMVCA now has over a dozen military/veteran-owned companies making strides towards success in the cannabis industry, and Dick personally has mentored many veterans through NMVCA programming.

Amy Dordek Dolinsky
Startup Entrepreneur & Talent Expert

Amy Dordek Dolinsky is a proven leader who is a formidable presence in Chicago business and entrepreneurial circles in addition to the philanthropic and civic community. Amy was named as one of 2019's Notable Women Executives by Crain's Chicago Business.

Amy is the Director of Business Development at Lucas James Talent Partners, a recruiting firm that partners with fast growing, mid-sized companies and Amy's clients range from PE-backed tech companies to multi-state cannabis operators.

Prior to Lucas James Talent Partners, Amy was Chief Revenue Officer and Head of Business Operations for Justice Grown, a multi-state cannabis company, Amy was part of the business development team working to win more than 30 licenses and overseeing sales operations. She was also involved in corporate development raising debt and equity, as well as implementing best practices and recruiting talent.

Amy is known as a sales expert and was a co-founder and advisory board member at GrowthPlay, a private equity backed sales effectiveness firm. She was part of the due diligence and integration of GrowthPlay's four acquisitions and then focused on driving revenue growth helping them to earn #22 on the Inc 500 list in 2017. The company was sold in 2020.

Before that, she managed the Midwest Region for BPI group, a global Outplacement and HR consulting firm, where she led global client relationships while also spearheading account management and marketing activities. She was also a member of the Executive Leadership Team.

Amy is a serial entrepreneur, having been involved in several previous start-ups as either founder or in leadership roles and has experience working in private equity backed firms. In 2018 Amy and her husband, Steve Dolinsky, launched a pizza tour company - Pizza City USA - based on Steve's book "Pizza City USA; 101 Reasons why Chicago is America's Greatest Pizza Town." Pizza City USA offers walking pizza tours and coach tours every weekend. Amy helped Steve launch Always Hungry Media which provides consulting to food, restaurant, and real estate businesses, as well as custom curated food experiences – virtual and in person.

She is on the board of the International Women's Forum Chicago and served two terms as Board President of Meals on Wheels Chicago. Amy is a member of the Economic Club of Chicago, serves on the Advisory Board of Sales Assembly a Chicago based organization for B2B tech organizations and has been a mentor with the Executive's Club of Chicago. Amy has been a mentor at 1871, a Chicago based startup incubator, and a mentor with JCC's Women in Power mentorship program.

Philanthropy is important to Amy and she has been involved with the United States Holocaust Memorial Museum, was on the board of Jewish Vocational Services/Jewish Children & Family Services as well as Reading is Fundamental. She also currently serves on the advisory board of a social media startup and a training platform startup.

Amy is passionate about developing and mentoring future women entrepreneurs and business leaders. This year, she and four other women launched a national network for C-Suite women leaders in the cannabis industry called WINC. Their mission is to support, attract and retain women and diverse leaders to create a more inclusive and diverse industry.

Richard Cole Eastman
Cannabis Regulatory Expert & Operations

When Cole was 17-years-old, he was arrested and indicted for a cannabis offense in his home state of Missouri. At the time, the offense carried the possibility of a 5–15-year prison sentence. Cole pleaded guilty and was allowed the opportunity to go through a drug court diversion program instead of prison. Eventually, Cole was able to have his record expunged. After this profoundly impactful experience with the legal system, and determined to ensure that non-violent offenders are not subjected to the traumatizing, stigmatizing, and shame-inducing effects inherent to interactions with the criminal justice system, Cole pursued a career in law.

Cole received his law degree from Loyola University School of Law and is a member of the Illinois Bar. Cole has worked for several high-profile political campaigns throughout his career, including the reelections of President Obama and Mayor Emanuel, and following admission to the bar, as assistant counsel to the Speaker of the Illinois House. After working in the Illinois legislature, Cole worked for a Chicago-based multi-state operator called Justice Grown, where he was responsible for building local partnerships, writing technical sections for applications, submitting permit renewals and state verifications, ensuring regulatory compliance, and writing standard operating procedures.

Currently, Cole works as an attorney in Chicago, focusing his practice on cannabis and hospitality. He is also a partner and general counsel for a craft grow licensee in the State of Illinois, which he won this summer with his team.

Mike Silva
Marketing & Retail

After 20+ years in the Hospitality & Tourism industry, Mike Silva found his entrepreneurial drive in 2007. He co-founded ABQ Trolley Co., now a subsidiary company of the newly named parent company, Albuquerque Tourism & Sightseeing Factory. In 2014, Mike founded Rude Boy Cookies. Rude Boy Cookies is a sweet shop serving fresh baked cookies and ice cream. Mike is a fiercely proud Burqueno, a frequent speaker across the city on entrepreneurship and philanthropy and serves on many boards, including:

President/UNM Alumni Association

Board member/Small Business Regulatory Advisory Committee (Mayor appointment)

Board member/Presbyterian Hospital Foundation

Foundation Board Member/ ACES TECH Charter School

In 2019, The 20th Annual New Mexico Ethics in Business Awards named Mike the winner of the award for Individual Excellence in Ethical Business Practice.

In 2020, Mike co-founded the community organization, BURQUE Against Racism (B.A.R.) B.A.R. is committed to fighting systematic racism with a goal to lift and support All Black Lives in Albuquerque.

Mike holds a bachelor's degree in Political Science from the University of New Mexico. Mike enjoys Lobo basketball, playing music (saxophone and drums) and spending time with friends and family. Mike has been married for 18 years, has one daughter and two dogs.

Lisa Burgess
Cultivation

Lisa is an experienced horticulturist that got her start in traditional horticulture. She moved into the commercial cannabis industry in 2018 at the start of Ohio's medical marijuana program, where she helped build one of the most successful vertically integrated companies in the state. She holds degrees in horticulture and computer science, and uses data driven methods to produce a consistent product every harvest. Additionally, she works with a women's cannabis non-profit geared towards patient education and job placement in the industry.

Jack Sbertoli

Design & Construction

Founder and President of John Martin Corporation, a Design-Build Construction & Development firm

Design team leader for multiple construction markets including cannabis cultivation, processing and retail sectors across the US

Launched new construction, retail and cannabis market divisions for major firms.

Cameron Wald
Independent Board Member

Cameron is a successful cannabis entrepreneur and investor. He started investing in the cannabis industry in 2011 when he owned and operated three highly lucrative dispensaries in Southern California in accordance with Prop 215 and SB420. After successfully exiting those businesses, he parlayed that experience into forming what would become Project Cannabis, a vertically-integrated cannabis company with five retail dispensaries, two indoor cultivation facilities, a distribution network that touched over 200 retail dispensaries, and award winning brands such as Triple Seven, Classix, and the Plug. Project Cannabis achieved record revenues and profitability in 2020 despite COVID lockdowns and an onerous CA tax structure implemented by the State. Cameron then spearheaded the sale of Project Cannabis to Columbia Care for $69M, the first and only sale of a California vertical cannabis operation to a publicly-traded multi-state operator.

In conjunction with the acquisition, Cameron took the role of Regional VP of Operations for Columbia Care, where he oversaw the legacy Project Cannabis assets in addition to two additional retail dispensaries in San Diego and a type 7 volatile extraction facility.

Prior to entering the cannabis industry, Cameron spent seven years in New York working for D.E. Shaw & Co., a $3B+ hedge fund, and Goldman, Sachs & Co., where he sharpened his skills in the analysis, structuring, and execution of investment opportunities.

He earned his BBA from Goizueta Business School at Emory University and his MBA from the Stern School of Business at New York University.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Second harvest and winter preparation $188,000
Mainvest Compensation $12,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,062,112 $18,880,068 $33,411,310 $38,708,273 $40,608,774
Cost of Goods Sold $622,257 $14,249,879 $22,476,005 $25,343,168 $25,655,126
Gross Profit $439,855 $4,630,189 $10,935,305 $13,365,105 $14,953,648

EXPENSES

Rent $33,750 $52,147 $53,711 $55,323 $56,982
Salaries $188,500 $492,480 $511,699 $531,687 $552,475
Marketing & Advertising $8,000 $22,000 $24,000 $24,000 $24,000
Professional Fees $101,333 $206,000 $210,000 $210,000 $250,000
License Fees $0 $22,553 $205,471 $275,625 $275,625
Operating Profit $108,272 $3,835,009 $9,930,424 $12,268,470 $13,794,566
This information is provided by Dynamic Jack. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
DJ_LLC_Amended & Restated Agt (5 10 22).pdf
Dynamic Jack Pitch Deck 7 15 22.pdf
Articles of Incoro DJ NM (12 13 21).pdf
DJ Cap Table 6 7 22.xlsx
Jack_NM_Op_Agt (fully executed).pdf
DC OPERATING AGREEMENT_SIGNED 6-13-2022.pdf
Executive Summary 7 16 22.pdf
Dynamic Jack Pro forma Mainvest (7 15 22).xlsx

Investment Round Status

Target Raise $200,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends September 30th, 2022

Summary of Terms

Legal Business Name Dynamic Jack, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 0.4%-0.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2026

Financial Condition

Historical milestones

Historical financial performance is not necessarily predictive of future performance.

Financial liquidity

Dynamic Jack LLC has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Dynamic Jack LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

Dynamic Jack LLC was established in December 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dynamic Jack LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dynamic Jack LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dynamic Jack LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dynamic Jack LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Dynamic Jack LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dynamic Jack LLC's management or vote on and/or influence any managerial decisions regarding Dynamic Jack LLC. Furthermore, if the founders or other key personnel of Dynamic Jack LLC were to leave Dynamic Jack LLC or become unable to work, Dynamic Jack LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dynamic Jack LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dynamic Jack LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dynamic Jack LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dynamic Jack LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dynamic Jack LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dynamic Jack LLC's financial performance or ability to continue to operate. In the event Dynamic Jack LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dynamic Jack LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dynamic Jack LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dynamic Jack LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dynamic Jack LLC will carry some insurance, Dynamic Jack LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dynamic Jack LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dynamic Jack LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dynamic Jack LLC's management will coincide: you both want Dynamic Jack LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dynamic Jack LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Dynamic Jack LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dynamic Jack LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dynamic Jack LLC or management), which is responsible for monitoring Dynamic Jack LLC's compliance with the law. Dynamic Jack LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dynamic Jack LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dynamic Jack LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dynamic Jack LLC, and the revenue of Dynamic Jack LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dynamic Jack LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Dynamic Jack LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Dynamic Jack LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Dynamic Jack. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Dynamic Jack isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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